SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of September 30, 2005 and 2006 are as follows:

	2005 ThU.S.$	2006 ThU.S.$
Assets
Current assets	1,463,782	1,429,083
Property, plant and equipment	5,206,390	5,745,014
Other assets	88,397	81,804

Total assets	6,758,569	7,255,901

	2005 ThU.S.$	2006 ThU.S.$
Liabilities and Shareholders’ Equity
Current liabilities	278,970	527,385
Long-term liabilities	2,379,639	2,279,151
Minority interest	12,082	11,532
Shareholders’ equity	4,087,878	4,437,833

Total liabilities and shareholders’ equity	6,758,569	7,255,901

Total assets increased by 7.4%, or U.S.$497 million, from September 30, 2005 to September 30, 2006. This increase is mainly attributable to an increase in property, plant and equipment.

Total liabilities increased by U.S.$148 million from September 30, 2005 to September 30, 2006. This increase is mainly attributable to an increase in net bank borrowings of U.S.$56 million, an increase in accounts payable of U.S.$33 million and an increase in income tax and deferred tax of U.S.$35 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	09/30/2005	12/31/2005	09/30/2006
Current ratio	5.25	3.39	2.71
Acid ratio	3.22	1.88	1.45

The decrease in the current ratio from 2005 to 2006 is primarily attributable to a decrease in short term investments partially offset by an increase in bank debt.

The decrease in the current acid ratio from 2005 to 2006 is attributable to a decrease in current assets.

Debt indicators	09/30/2005	12/31/2005	09/30/2006
Debt to equity ratio	0.65	0.65	0.63
Short-term debt to total debt	0.10	0.16	0.19
Long-term debt to total debt	0.90	0.84	0.81
Financial expenses covered	4.80	4.63	6.08

The debt ratio was 0.65 and 0.63 at September 30, 2005 and September 30, 2006, respectively.

Current liabilities increased from 10% of total liabilities at September 30, 2005 to 19% of total liabilities at September 30, 2006. The increase is attributable to an increase in bank borrowings.

The ratio of financial expenses covered increased from 4.80 points in 2005 to 6.08 points in 2006. The increase is attributable to a decrease in financial expenses in 2006 and a higher net income in 2006.

Operational ratios	09/30/2005	12/31/2005	09/30/2006
Inventory turnover	1.66	2.19	1.67
Inventory turnover (excluding forests)	2.84	3.79	2.70
Inventory permanence (days)	162.78	164.72	162.03
Inventory permanence (excluding forests)	95.22	95.05	100.03

The ratio of inventory turnover increased modestly from 1.66 at September 30, 2005 to 1.67 points at September 30, 2006. For this reason, the inventory permanence ratio decreased modestly during the nine-month period ended September 30, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	09/30/2005 ThU.S.$	12/31/2005 ThU.S.$	09/30/2006 ThU.S.$
Pulp	750,055	991,412	848,879
Sawn timber, cut wood, plywood and fiber panels	884,103	1,237,288	1,076,973
Forestry products	70,135	88,478	57,156
Other	38,408	56,411	32,855

Total operating income	1,742,701	2,373,589	2,015,863

Operating costs	09/30/2005 ThU.S.$	12/31/2005 ThU.S.$	09/30/2006 ThU.S.$
Timber	219,037	310,712	276,870
Forestry work	139,358	199,307	179,226
Depreciation	115,245	158,569	121,691
Other costs	383,667	551,242	439,262

Total operating costs	857,307	1,219,830	1,017,049

Analysis of Operating Income

Operating income includes net income of U.S.$611 million during the nine-month period ended September 30, 2006 compared to U.S.$531 million during the nine-month period ended September 30, 2005, an increase of U.S.$80 million, primarily due to an increase in sales revenue, which was partially offset by an increase in costs of sales and administration and sales expenses, principally for shipping and freight expenses.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$96 million during the nine-month period ended September 30, 2005, compared to a non-operating loss of U.S.$76 million during the nine-month period ended September 30, 2006. The change was primarily caused by an increase in non-operating loss as described in the following table:

Item	Million U.S.$
Exchange rate	12
Financial expenses	9
Others	(1)

Decrease non-operating loss	20

The positive balance in the current exchange rate is attributable to the devaluation of the Chilean peso in 2006 and the valuation of the euro against the U.S. dollar.

The decrease in financial expenses is attributable to an increase in capitalized interest in connection with the Planta Celulosa Nueva Aldea project.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	09/30/2005	12/31/2005	09/30/2006
Equity yield	8.85	10.62	10.10
Asset performance ratio	5.44	6.58	6.14
Operating asset ratio	8.37	10.15	8.82
Income per share (U.S.$)	3.10	3.87	3.80
EBITDA *	672,173	589,181	769,977
Income after tax (ThU.S.$)	347,022	432,935	427,081

*	Earnings before income tax, interest, depreciation, amortization and extraordinary items.

Operational income ThU.S.$	531,194	806,489	610,888
Financial expenses ThU.S.$	(115,220)	(123,453)	(105,767)
Non-operating expenses ThU.S.$	(96,499)	(84,471)	(76,579)

3.	MARKET SITUATION

Pulp

During the first nine months of 2006, the global pulp market remained stable as prices experienced a sustained increase.

The prosperity of the global pulp market is primarily due to two factors. First, the strong levels of activity experienced in China, where annual economic growth has exceeded 10%, has put pressure on the prices of industrial supplies. Second, the closure of certain pulp production plants in Canada and the United States due to high production costs has decreased the supply of pulp.

To a lesser extent, the recovery of the European economies that had been experiencing economic stagnation has had a positive effect on the pulp market.

Arauco has approximately a five percent share in the global pulp market.

Arauco’s competition in the long fiber global market is predominantly concentrated in Canada, the United States, Sweden and Finland and for short fiber, in Brazil and Indonesia.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Wood

The weakening of the construction sector in the United States has affected the demand for wood. The outlook is not favorable for the remainder of the year.

Asia, the Middle East and South and Central America continue to experience growth in demand and prices. The outlook for the remainder of 2006 is positive.

The local market continues to experience strong demand.

The molding market, whose primary destination is the United States, is being affected by the decrease in the construction activities in the United States. Sales decreased during the third quarter of 2006 and are expected to remain low for the remainder of the year. Prices are also on the decline.

The acquisition of the assets of Cementos Bío Bío has enabled an increase in sales.

Panels

During the third quarter of 2006 the construction sector in Canada and the United States sharply decreased which has negatively impacted the prices of Paneles Arauco’s commercial products, especially in plywood and MDF moldings. In terms of sales volume, this period did not present any decrease in plywood sales, whereas MDF moldings’ distribution decreased during the month of September. During this period, the prices in the rest of the markets remained stable and within budget.

The impact of the aforementioned situation on Paneles Arauco has been minimized due to the diversification of our markets.

In the specific case of MDF, we have been able to begin regularizing our clients’ inventories in South America and Central America. As for prices, for MDF, HB and chipboard, we have maintained the expected results.

The production levels of Paneles Arauco remained as expected.

The most important factor to have affected our costs is the global increase in the cost of methanol used in our MDF production and, to a lesser extent, plywood.

The construction for the extension of the plywood plant in Nueva Aldea is progressing as planned. The completion date remains for the last quarter of 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Nueva Aldea Project (formerly known as Itata)

The Nueva Aldea project contemplated the construction of a mill, a panel plant, a cutting plant and a thermal plant for steam generation and electric production during its first phase of construction, with an investment of U.S.$ 140 million. The first phase has developed as planned and began operations at the end of 2004. In its second phase, the project contemplates the construction of a pulp plant that began the end of the third quarter of 2006.

4.	ANALYSIS OF CASH FLOW

	09/30/2005 ThU.S.$	12/31/2005 ThU.S.$	09/30/2006 ThU.S.$
Operating cash flow	604,511	801,424	544,171
Cash flow from financing activities	97,975	54,564	(114,920)
Cash flow from investment activities	(639,840)	(862,755)	(607,573)

Net cash flow for the period	62,646	(6,767)	(178,322)

We had a positive operating cash flow of U.S.$544 million compared to a U.S.$604 million for the same period in 2005, resulting from greater sale collections, partially offset by an increase in payments to suppliers and personnel, higher interest rates, value added taxes and other similar payments.

Cash flow from financing activities at September 30, 2006 was a net income of U.S.$115 million compared to a net expense of U.S.$98 million for the same period in 2005. This change resulted from an increase in debt payment in 2006 and the issuance of bonds in 2005.

Cash flow from investment activities for this period was a lower net expense than for the same period in 2006, due principally to larger disbursements for purchases in permanent investments as, for example, the purchase of the Luis Dreyfus (L.D.) companies in Brazil during 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2006, a relation between fixed rate debts and total consolidated debt of approximately 74%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

6.	PURCHASE OF ASSETS

In June 2006, Celulosa Arauco y Constitución S.A., through a subsidiary, purchased the forest assets of Cementos Bío Bío.

The purchase, which represented an investment of U.S.$136 million, includes 21,000 hectares of forest plantations, one sawmill with an annual production capacity of 250,000 m3 and a remanufacturing facility.

Cementos Bío Bío and Arauco are natural business partners. For many years Arauco has provided Cementos Bío Bío with logs and has purchased from them wood chips for Arauco’s pulp plants. Likewise, both companies have entered into joint business arrangements in certain foreign markets.

The purchase of the forest assets of Cementos Bío Bío allows Arauco to consolidate its forest assets and increase supply in the areas of sawnwood and remanufactured products. Therefore, the investment is consistent with Arauco’s strategy to invest in plantations in areas where its industrial assets are located.

This investment demonstrates the positive outlook that Arauco maintains regarding the Chilean industrial forest sector.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2005 ThU.S.$	2006 ThU.S.$
ASSETS
CURRENT ASSETS :
Cash	14,895	25,078
Time deposits	29,756	28,735
Marketable securities (note 3)	358,459	113,507
Trade accounts receivable (note 4)	331,104	425,070
Notes receivable	6,533	6,316
Other receivables	47,871	59,211
Notes and accounts receivable from related parties (note 18)	3,101	1,568
Inventories (note 5)	526,568	611,569
Recoverable taxes	57,377	59,282
Prepaid expenses	39,354	50,236
Deferred tax assets (note 15)	3,890	—
Other current assets	44,874	48,511

Total current assets	1,463,782	1,429,083

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	443,521	508,426
Forests	2,115,575	2,266,396
Buildings and other infrastructure	1,764,404	1,708,160
Machinery and equipment	1,872,315	2,308,926
Other	940,078	1,100,760
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(1,998,272)	(2,216,423)

Net property, plant and equipment	5,206,390	5,745,014

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	77,361	82,536
Investments in other companies	253	235
Goodwill (note 8)	8,552	4,174
Negative goodwill (note 8)	(48,748)	(61,001)
Long-term receivables	12,831	14,411
Intangibles	711	731
Amortization	(316)	(359)
Other (note 9)	37,753	41,077

Total other non-current assets	88,397	81,804

Total assets	6,758,569	7,255,901

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets, continued

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2005 ThU.S.$	2006 ThU.S.$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current bank borrowings (note 10)	4,000	40,203
Current portion of long-term bank borrowings (note 14)	11,775	152,338
Current portion of bonds (note 12)	20,524	20,524
Current portion of other long term liabilities	500	451
Dividends payable	1,608	182
Trade accounts payable	136,124	168,721
Notes payable	3,765	5,906
Sundry accounts payable	8,845	10,987
Notes and accounts payable to related companies (note 18)	2,864	6,519
Accrued liabilities (note 13)	65,149	62,957
Withholding taxes	13,618	19,235
Income tax payable	5,371	28,198
Deferred income	4,027	5,087
Other current liabilities	800	6,077

Total current liabilities	278,970	527,385

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	535,495	415,459
Bonds (note 12)	1,682,500	1,682,500
Sundry accounts payable	5,226	3,687
Accrued liabilities	18,702	24,842
Deferred tax liabilities (note 15)	99,725	111,723
Other long-term liabilities	37,991	40,940

Total long-term liabilities	2,379,639	2,279,151

Minority interest (note 23)	12,082	11,532

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,332,951	1,337,114
Retained earnings	2,051,069	2,317,030
Net income for the period	350,682	430,513

Total shareholders’ equity	4,087,878	4,437,833

Total liabilities and shareholders’ equity	6,758,569	7,255,901

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2005 ThU.S.$	2006 ThU.S.$
OPERATING INCOME:
Sales revenue	1,742,701	2,015,863
Cost of sales	(857,307)	(1,017,049)
Gross profit	885,394	998,814
Administration and selling expenses	(354,200)	(387,926)

Operating income	531,194	610,888

NON-OPERATING INCOME:
Interest earned	22,589	21,376
Share of net income of related companies (note 7)	5,987	5,472
Other non-operating income (note 21)	7,152	7,641
Amortization of goodwill (note 8)	(2,630)	(2,077)
Interest expenses	(115,220)	(105,767)
Other non-operating expenses (note 22)	(10,801)	(11,308)
Price-level restatement (note 1)	457	(79)
Foreign currency exchange rate (note 1)	(4,033)	8,163

Non-operating loss	(96,499)	(76,579)

Income before taxes, minority interest and amortization of negative goodwill	434,695	534,309
Income taxes (note 15)	(87,673)	(107,228)
Income before minority interest and amortization of negative goodwill	347,022	427,081
Minority interest (note 23)	(307)	14
Income before amortization of negative goodwill	346,715	427,095
Amortization of negative goodwill (note 8)	3,967	3,418

Net income	350,682	430,513

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2005 ThU.S.$	2006 ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	350,682	430,513
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(371)	(54)
Items affecting income not involving the movement of cash:
Depreciation	119,935	128,035
Amortization of intangibles	26	26
Write-offs and provisions	893	4,384
Profit from investments accounted for under the equity method	(5,987)	(5,472)
Amortization of goodwill	2,630	2,077
Amortization of negative goodwill	(3,967)	(3,418)
Net price level restatement	(457)	79
Foreign currency exchange rate	4,033	(8,163)
Others	44,344	41,180
Decrease (Increase) in current assets:
Clients and debtors	(70,510)	(270,201)
Inventory	1,465	(35,577)
Other current assets	(36,968)	5,198
Increase (Decrease) in current liabilities:
Suppliers and creditors	115,580	181,681
Interest payable	(22,952)	(11,945)
Provision for income taxes	20,758	55,131
Other current liabilities	85,377	30,697

Net cash flows from operating activities	604,511	544,171

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2005 ThU.S.$	2006 ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	158,852	419,360
Bonds issue	400,000	—
Loans paid	(146,616)	(431,371)
Bonds paid	(175,000)	—
Dividends paid	(135,962)	(102,853)
Other	(3,299)	(56)

Net cash flow from financing activities	97,975	(114,920)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	1,340	4,999
Purchase of property, plant and equipment	(495,393)	(585,577)
Permanent investments	(180,293)	(16)
Capitalized interest paid	(12,187)	(27,112)
Other investments	46,693	133

Net cash flow from investment activities	(639,840)	(607,573)

Net cash flows from operating, investing and financing activities	62,646	(178,322)

Effect of inflation	(10,852)	7,979

Net decrease in cash and cash equivalents	51,794	(170,343)
Initial balance of cash and cash equivalents	356,609	338,511

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	408,403	168,168

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of September 30, 2005 and 2006 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of September 30, 2006			Total September 30, 2005
Subsidiary company	Direct %	Indirect %	Total %	Total %
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A.	—	99.99	99.99	99.99
Arauco Do Brasil Ltda. (Brazil)	—	—	—	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	0.01	99.97	99.98	99.98
Arauco Forest Brasil S.A. (Ex-L.D. Forest Products S.A.) (Brazil)	—	99.99	99.99	99.99
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	98.00	1.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	0.17	99.82	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Caif S.A. (Argentina)	—	99.99	99.99	—
Controladora de Plagas Forestales S.A.	—	55.40	55.40	51.09
Ecoboard S.A. (Argentina)	—	99.99	99.99	—
Ecoresin S.A. (Argentina)	—	99.99	99.99	—
Faplac S.A. (Argentina)	—	99.99	99.99	—
Flooring S.A. (Argentina)	—	60.00	60.00	—
Forestal Arauco Costa Rica S.A. (Costa Rica)	14.20	85.79	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0.21	99.78	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Concepción S.A. (Panamá)	—	99.99	99.99	—
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	79.94
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	32.02	67.97	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Parana S.A. (Brazil)	—	99.99	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.99	99.99	99.96
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous September 30
September 30, 2005	121.23	3.9%
September 30, 2006	124.64	2.8%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous August 31,
August 31, 2005	120.04	3.0%
August 31, 2006	124.62	3.8%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the year-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
September 30, 2005	17,717.56
September 30, 2006	18,401.15

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At September 30,
	2005 U.S.$ 1	2006 U.S.$ 1
Chilean peso (Ch$)	529.20	537.03
Euro	0.83	0.79
Argentine peso (Ar$)	2.91	3.10
Brazilean real (R$)	2.23	2.17
Unidad de Fomento (UF)	0.03	0.03

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the year in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended September 30,
	2005 ThU.S.$ Credit (Charge)	2006 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(1,268)	(641)
Property, plant and equipment, net	1,114	432
Inventories	168	56
Other assets and liabilities, net	97	157

Net effect on income	111	4

Price-level restatement of income statement accounts	346	(83)

Credit (charge) to income by CPI	457	(79)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Period ended September 30,
	2005 ThU.S.$ Credit (Charge)	2006 ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	4,227	1,262
Other assets	4,461	5,994
Liabilities restated by foreign currency
Bank borrowings	(4,467)	(877)
Trade accounts payable	(4,574)	2,312
Dividends payable	3,211	1,647
Other liabilities	(6,891)	(2,175)

Net effect on income from foreign currency	(4,033)	8,163

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investment in money market funds are stated at market value based on period-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves.”

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$2,251 thousand and U.S.$2,344 thousand for the period ended September 30, 2005 and 2006, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period or the life time of acquired assets.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period or the life time of acquired assets.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant year.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the periods ended September 30, 2006 and 2005, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

As of September 30, 2006, the Company’s investments in Argentina represented 9.0% of its consolidated assets, compared to 9.5% as of September 30, 2005.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, were as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Mutual fund units	358,459	113.507

Total marketable securities	358,459	113.507

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Trade accounts receivable	339,072	434,675
Allowance for doubtful accounts	(7,968)	(9,605)

Total trade accounts receivable	331,104	425,070

As of September 30, 2005 and 2006, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Finished goods (pulp)	60,759	66,200
Finished goods (timber and panels)	149,107	171,483
Work in progress	9,087	12,213
Sawlogs, pulpwood and chips	28,721	51,097
Raw material	55,126	63,401
Forests under exploitation	203,847	220,140
Pending imports	1,073	1,604
Other	18,848	25,431

Total inventories	526,568	611,569

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Buildings and other infrastructure	2,524	2,413
Machinery and equipment	249	214

Total increase in value due to technical revaluation of property, plant and equipment	2,773	2,627

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	119,825	127,926
Technical revaluation	110	109

Total	119,935	128,035

Accumulated depreciation was as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,933,205	2,151,210
Technical revaluation	65,067	65,213

Total	1,998,272	2,216,423

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Cost of forests	841,038	987,789
Commercial valuation increment	1,274,537	1,278,607

Total	2,115,575	2,266,396

7.	INVESTMENTS IN RELATED COMPANIES

In 2006, through the subsidiary Bosques Arauco S.A., Arauco acquired 3.93% of Controladora de Plagas Forestales S.A. for U.S.$16 thousand. As a result of this investment, U.S.$3 thousand was allocated to negative goodwill.

During 2005, Arauco made the following investments in related companies:

On January 6, 2005, through the subsidiary Forestal Valdivia S.A., Arauco acquired 80% of the company Forestal Los Lagos S.A. for U.S.$ 21.4 million. As a result of this investment, U.S.$ 2.5 million was allocated to adjustment of acquired assets and U.S.$ 896 thousand to goodwill.

On March 9, 2005, through our Brazilian subsidiary Arauco Do Brasil Ltda., Arauco acquired the Brazilian company L.D. Forest Products S.A. for U.S.$ 158 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

The investments in related companies at each period-end were as follows:

	As of September 30,
	Percentage Participation		Investment Value		Net income of investee
	2005%	2006%	2005 ThU.S.$	2006 ThU.S.$	2005 ThU.S.$	2006 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	22,798	22,845	1,907	1,649
Inversiones Puerto Coronel S.A.	50.00	50.00	10,982	11,885	1,538	801
Servicios Corporativos Sercor S.A.	20.00	20.00	934	1,239	252	290
Eka Chile S.A.	50.00	50.00	25,346	28,311	38	679
Dynea Brasil S.A.	50.00	50.00	17,301	18,256	2,252	2,053

Total			77,361	82,536	5,987	5,472

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Negative goodwill as of each period-end was as follows:

	As of September 30,
	2005		2006
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Forestal Cholguán S.A.	929	3	1	—
Maderas Prensadas Cholguán S.A.	16	—	—	—
Arauco Forest Brasil S.A. (ex -L.D. Forest Products S.A.)	3,022	48,745	2,856	60,379
Ecoresin S.A. (*)	—	—	355	395
Ecoboard S.A. (*)	—	—	203	227
Controladora de Plagas Forestales S.A.	—	—	3	—

Total negative goodwill	3,967	48,748	3,418	61,001

(*)	Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

b)	Goodwill as of each period-end was as follows:

	As of September 30,
	2005		2006
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Paneles Arauco S.A.	589	—	—	—
Eka Chile S.A.	1,816	5,447	1,816	3,026
Southwoods-Arauco Lumber L.L.C.	225	675	225	375
Forestal Los Lagos S.A.	—	2,430	36	773

Total goodwill	2,630	8,552	2,077	4,174

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Recoverable taxes	18,085	18,296
Bond issue expenses	12,632	10,295
Discounts on bond issues	3,227	2,995
Forestry roads	—	5,195
Other	3,809	4,296

Total other non-current assets	37,753	41,077

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of period-end were as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Total outstanding	4,000	40,203
Principal outstanding	4,000	40,168
Weighted average annual interest rate	—	5.24

Current bank borrowings were denominated as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Obligations in foreign currency	4,000	—
Obligations in local currency	—	40,203

Total current bank borrowings	4,000	40,203

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Current portion of bonds	20,524	20,524
Current portion of other long-term liabilities	500	451
Trade accounts payable	136,124	168,721
Accounts and notes payable to related parties	2,864	6,519
Current provisions	65,149	62,957
Sundry accounts payable and other liabilities	38,034	75,672

Total	263,195	334,844

(b)	The percentages of these obligations in foreign and local currency, were as follows at period-end:

	As of September 30,
	2005%	2006%
Foreign currency	51.03	54.52
Local currency	48.97	45.48

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had six series of Yankee Bonds outstanding as of September 30, 2006.

The balances of the bonds were as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Current
Yankee Bonds 1st Issue	2,042	2,042
Yankee Bonds 2nd Issue	691	691
Yankee Bonds 3rd Issue	2,916	2,916
Yankee Bonds 4th Issue	1,416	1,416
Yankee Bonds 5th Issue	3,459	3,459
Yankee Bonds 6th Issue	10,000	10,000

Total current (including accrued interest)	20,524	20,524

Long-term
Yankee Bonds 1st Issue	100,000	100,000
Yankee Bonds 2nd Issue	225,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Yankee Bonds 6th Issue	400,000	400,000

Total long-term	1,682,500	1,682,500

Less total accrued interest	20,524	20,524

Total principal outstanding	1,682,500	1,682,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Yankee Bonds 6th Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005
Authorized Amount (nominal)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
Authorized Amount (outstanding)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
Issue amount	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
Amounts Authorized but not issued	—	—	—	—	—	—
Principal Repayment	December 2007	12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013	April 2015
Interest rate (excluding effects of any interest rate swap)	7.00%	12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%	5.625%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As of September 2006, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2006 (*)	20,524
2007	100,000
2008	—
2009	100,000
2010 and thereafter	1,482,500

Total	1,703,024

(*)	This amount includes U.S.$20,524 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Accrual for staff vacations	8,376	9,573
Plant maintenance accrual	15,404	16,288
Standby letters of credit	334	342
Accrual for contingencies	2,012	—
Staff severance indemnities	2,262	2,425
Selling and other transportation costs provisions	2,475	2,832
Electrical expense provision	5,838	5,744
Staff salary and benefits	3,490	7,300
Forestry activity expenses	1,147	1,399
Pending monthly provisional payments	6,494	6,027
Chlorate Plant provision	1,369	1,349
Technical assistance provision	9,570	2,095
Services and fees provision	434	1,380
Other current liabilities	5,944	6,203

Total accrued liabilities	65,149	62,957

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Balance at beginning of period	17,429	21,456
Provision during the period	2,746	1,273
Provision with charge to assets	391	101
Payments during the period	(569)	(926)

Balance as of period-end	19,997	21,904

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Shown in the balance sheet as:
Current	2,262	2,425
Long-term	17,735	19,479

Total	19,997	21,904

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

Bank or financial institution	Denomination	As of September 30, 2005		As of September 30, 2006
		Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	250,000	72	150,000	100,184
Tesoro Argentino (2)	U.S.$	1,364	756	835	840
Citigroup (Revolving Facility) (3)	U.S.$	240,000	608	240,000	1,613
Santander Overseas Bank Inc. (4)	U.S.$	12,000	102	9,600	2,554
Banco Alfa	U.S.$	4,000	1,095	—	4,076
Banco Alfa	R$	285	80	205	95
Banco Itau	R$	7,650	192	—	7,991
Banco Safra	R$	280	107	182	112
Banco Modal	R$	6,036	115	—	6,429
Banco Sampo	U.S.$	11,457	3,501	8,183	3,521
Banco ABN	U.S.$	2,423	1,045	1,454	1,044
Banco HSBC	U.S.$	—	4,102	—	—
International Finance	U.S.$	—	—	5,000	207
Citibank	U.S.$	—	—	—	7,093
Banco Rio	U.S.$	—	—	—	8,115
Banco Francés	U.S.$	—	—	—	2,017
Banco Francés	AR$	—	—	—	6,447

Total long-term bank borrowings		535,495	11,775	415,459	152,338

The weighted average interest rates for long-term foreign currency-denominated debt for the periods ended September 30, 2005 and 2006 were 5.58% and 5.70%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on September 30, 2005 and 2006 was 4.05% and 5.37%, respectively.

(1)	The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which begin December 12, 2006.

(2)	Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(3)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

(4)	The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi-annually payments, which begin on January 2, 2007.

(b)	Debt distribution

As of September 30, 2005 and 2006, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c)	Maturity of long-term bank borrowings

As of September 30, 2006, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2007	52,399
2008	187,405
2009	165,839
2010 and thereafter	9,816

Total	415,459

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 75,163 thousand and U.S.$83,253 thousand for the periods ended September 30, 2005 and 2006, respectively. Furthermore, Arauco established provisions for U.S.$90 thousand as of September 30, 2005 and U.S.$105 thousand as of September 30, 2006, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Income tax	(75,163)	(83,253)
Adjustment to prior year’s tax expense	1,848	1,228
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(90)	(105)
Deferred income tax	(13,778)	(24,970)
Amortization of complementary accounts	(490)	(128)

Total Income Tax	(87,673)	(107,228)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of September 30, 2006 were as follows:

	Retained Earnings		Shareholders’ Tax Credit ThU.S.$
	With Credit ThU.S.$	Without Credit ThU.S.$
Balance as of December 31, 2004	109,440	1,427	22,415
Balance as of December 31, 2005	199,750	3,971	39,153

Total	309,190	5,398	61,568

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of September 30, 2005 and 2006 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of September 30, 2005
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,141	149	—	—
Deferred revenues	589	44	—	—
Accrual for staff vacations	1,188	—	—	—
Production costs	—	—	6,710	—
Value difference and property, plant and equipment depreciation	—	—	434	115,983
Capitalized expenses	—	—	6,081	11,920
Obsolescence reserve	605	—	—	—
Debt issue and project expenses	—	—	—	2,814
Staff severance indemnities	2,207	847	—	—
Tax loss carry forwards	4,652	17,683	—	—
Property, plant and equipment valuation	—	31,655	—	13,304
Accrual for contingencies	418	—	—	—
Plant maintenance accrual	1,814	—	—	—
Argentine peso devaluation	2,030	—	—	—
Other	5,230	503	719	1,488
Leasing assets	130	454	451	497

Total	21,004	51,335	14,395	146,006

Complementary accounts, net of accumulated amortization (1)	(2,719)	(14,119)	—	(15,285)
Valuation provision	—	(6,220)	—	—

Total	18,285	30,996	14,395	130,721

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of September 30, 2006
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,091	147	—	—
Deferred revenues	824	115	—	—
Accrual for staff vacations	1,429	—	—	—
Production costs	—	—	8,705	—
Capitalized expenses	—	—	8,099	15,474
Value difference and property, plant and equipment depreciation	—	—	5,267	140,477
Staff severance indemnities	2,264	922	—	—
Debt issue and project expenses	—	—	—	3,107
Obsolescence reserve	623	—	—	—
Accrual for contingencies	253	1,399	—	—
Tax loss carry-forwards	2,960	25,440	—	—
Property, plant and equipment valuation	—	30,049	—	3,713
Plant maintenance accrual	1,847	—	—	—
Argentine peso devaluation	1,972	—	—	—
Other	4,230	594	347	2,225
Leasing assets	130	1,003	767	988
Sales provision	2,700	—	—	—

Total	21,323	59,669	23,185	165,984

Complementary accounts, net of accumulated amortization (1)	(2,719)	(4,475)	—	(4,990)
Valuation provision	—	(5,923)	—	—

Total	18,604	49,271	23,185	160,994

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$48 thousand during the period ending September 30, 2005 and U.S.$188 thousand during the period ending September 30, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

		At September 30,
	Currency	2005 ThU.S.$	2006 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	1,622	10,142
Cash and banks	Ch$	1,964	5,385
Cash and banks	Ar$	5,834	4,204
Cash and banks	R$	1,925	273
Cash and banks	Euro	1,149	1,584
Cash and banks	Mx$	886	2,829
Cash and banks	Other currencies	1,515	661
Time deposits and marketable securities	U.S.$	237,442	80,819
Time deposits and marketable securities	Ch$	20,761	35
Time deposits and marketable securities	R$	23,916	16,982
Time deposits and marketable securities	Euro	106,096	44,400
Time deposits and marketable securities	Ar$	—	6
Trade accounts receivable	U.S.$	248,758	307,777
Trade accounts receivable	Ch$	35,820	37,342
Trade accounts receivable	Ar$	3,392	16,143
Trade accounts receivable	R$	29,340	31,564
Trade accounts receivable	Euro	10,588	25,300
Trade accounts receivable	Mx$	1,653	3,911
Trade accounts receivable	Other currencies	1,553	3,033
Other accounts receivable	U.S.$	14,726	10,822
Other accounts receivable	Ch$	23,508	31,807
Other accounts receivable	Ar$	4,425	9,017
Other accounts receivable	R$	—	1,800
Other accounts receivable	Euro	617	4,726
Other accounts receivable	Mx$	928	809
Other accounts receivable	Other currencies	3,667	230
Inventories	U.S.$	516,867	593,593
Inventories	Ch$	9,701	17,976
Other current assets	U.S.$	70,227	86,289
Other current assets	Ch$	46,438	34,148
Other current assets	Ar$	32,195	34,985
Other current assets	R$	2,783	3,258
Other current assets	Mx$	708	1,134
Other current assets	Euro	—	2,692
Other current assets	Other currencies	2,778	3,407

Total current assets		1,463,782	1,429,083

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At September 30,
	Currency	2005 ThU.S.$	2006 ThU.S.$
Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	5,156,535	5,722,574
Property, plant and equipment	Ch$	49,855	22,440
Other assets	U.S.$	56,758	48,943
Other assets	Ch$	11,465	12,012
Other assets	Ar$	19,198	19,825
Other assets	R$	953	987
Other assets	Mx$	16	37
Other assets	Other currencies	7	—

Total property, plant and equipment and other assets		5,294,787	5,826,818

Total assets		6,758,569	7,255,901

		At September 30,
	Currency	2005 ThU.S.$	2006 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	4,000	40,203
Current bank borrowings	Ch$	—	—
Current portion of long-term bank borrowings	R$	494	14,628
Current portion of long-term bank borrowings	U.S.$	11,281	131,263
Current portion of bonds	U.S.$	20,524	20,524
Notes and trade accounts payable	U.S.$	32,364	42,297
Notes and trade accounts payable	Ch$	83,786	90,145
Notes and trade accounts payable	Euro	5,200	1,612
Notes and trade accounts payable	Mx$	—	658
Notes and trade accounts payable	Other currencies	1,928	310
Notes and trade accounts payable	R$	3,695	339
Notes and trade accounts payable	Ar$	9,151	33,360
Other current liabilities	U.S.$	30,042	22,296
Other current liabilities	Ch$	45,093	62,135
Other current liabilities	Euro	424	269
Other current liabilities	Other currencies	71	116
Other current liabilities	R$	19,855	24,347
Other current liabilities	Ar$	10,763	41,958
Other current liabilities	Mx$	299	925

Total current liabilities		278,970	527,385

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At September 30,
	Currency	2005 ThU.S.$	2006 ThU.S.$
Long-term liabilities:
Long-term bank borrowings	U.S.$	521,244	415,072
Long-term bank borrowings	R$	14,251	387
Long-term bank borrowings	Euro	—	—
Bonds	U.S.$	1,682,500	1,682,500
Other long-term liabilities	U.S.$	4,158	3,375
Other long-term liabilities	Ch$	116,745	122,351
Other long-term liabilities	Other currencies	4	3
Other long-term liabilities	R$	36,896	47,628
Other long-term liabilities	Ar$	3,665	7,687
Other long-term liabilities	Mx$	176	148

Total long-term liabilities		2,379,639	2,279,151

Total liabilities		2,658,609	2,806,536

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of September 30,
Company	Relationship	2005 ThU.S.$	2006 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Indirect	63	—	Accounts receivable
Forestal del Sur S.A.	Indirect	597	—	Accounts receivable
Eka Chile S.A.	Affiliate	2,358	1,174	Accounts receivable
Entel S.A.	Indirect	—	1	Accounts receivable
Fundación Educacional Arauco	Affiliate	83	393	Accounts receivable

Total current assets		3,101	1,568

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	2,092	2,182	Accounts payable
Puerto de Lirquén S.A.	Affíliate	324	433	Accounts payable
Fantoni S.P.A.	Indirect	—	1,558	Accounts payable
Abastible S.A.	Indirect	34	234	Accounts payable
Servicios Corporativos Sercor S.A.	Indirect	2	—	Accounts payable
Sigma S.A.	Indirect	2	1	Accounts payable
Cía. Puerto de Coronel S.A.	Afíliate	410	753	Accounts payable
CMPC Maderas S.A.	Indirect	—	1,330	Accounts payable
Empresas Copec S.A.	Principal	—	22	Accounts payable
Edipac S.A.	Indirect	—	3	Accounts payable
Codelco Chile	Indirect	—	3	Accounts payable

Total current liabilities		2,864	6,519

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the periods ended September 30, 2005 and 2006, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended September 30,
	2005	2006
	ThU.S.$	ThU.S.$
(a) Compañía de Petróleos de Chile Copec S.A.:
Purchases of fuel	19,396	28,432
Other sales	(2)	(5)
Other purchases	1	166
(b) Puerto de Lirquén S.A.:
Port services	3,665	3,463
(c) Abastible S.A.:
Purchases of fuel	175	1,613
Other purchases	203	327
(d) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	7,418	—
(e) Cía. Puerto de Coronel S.A:
Stockpiling services	4,257	4,000
(f) Portaluppi, Guzmán y Bezanilla Abogados
Legal advice	794	620
(g) Eka Chile S.A.
Purchase of sodium chlorate	12,616	13,620
Electricity sale	(12,198)	(13,890)
Other sales	—	(20)
Other purchases	319	207
(h) Forestal del Sur S.A.:
Purchase of wood and timber	2,593	1,001
Sales of chips	(3,868)	(2,020)
Administrative services	68	25
Purchase of assets	164	—
Reimbursement of expenses (purchase)	—	—
Other sales	(1)	(22)
Other purchases	106	195
Received rent	(3)	—
(i) CMPC Celulosa S.A.:
Sales timber	(2,234)	(1,798)
Purchase timber	—	1,338
Other sales	(212)	(1)
Other purchases	96	—
(j) Sigma Servicios Informáticos S.A.:
Information services	—	73

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

	Purchases (sales) Period ended September 30,
	2005 ThU.S.$	2006 ThU.S.$
(k) CMPC Maderas S.A.:
Purchase timber	—	2,005
Other purchases	256	13
(l) CMPC Tissue S.A. :
Other purchases	3	2
(m) Dynea Brasil S.A.:
Purchase of chemical products	—	1,902
Purchase of melamine paper	—	853
Other sales	—	(73)
(n) Cenelca S.A.:
Purchase of electricity	412	231
Other sales	(71)	—
(o) Empresa Dist. Papeles y Cartones S.A. Edipac:
Other purchases	35	29
(p) Empresas Copec S.A.:
Managing services	—	150
(q) Forestal Mininco S.A.:
Sales timber	(12)	(380)
Other sales	(3)	(53)
Other purchase	52	—
(r) Sodimac S.A.:
Other purchase	—	63
Sales timber	—	(33,084)
(s) Cartulinas CMPC S.A.:
Pulp sales	(16)	—
(t) Codelco Chile:
Other purchase	—	(280)
Other sales	—	60
(u) Colbún S.A.:
Purchase of electricity	—	43
Sales of electricity	—	(137)
(v) Copec Mobil:
Purchase of oils	—	121
(w) Entel S.A.:
Other purchase	—	181
(x) ABC Comercial S.A.
Other purchase	—	2

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to bonds (Títulos de Deuda) issued under the Financial Trust “Argentine Collateral Trust I” dated June 13, 2001 under the laws of the Republic of Argentina, for the amount of U.S.$ 250 million due on December 2008.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$54 thousand at September 30, 2006) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valvidia’s Department of Health Services resolved to fine Arauco 1,000 UTM (U.S.$60 thousand at September 30, 2006) and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

3)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM (U.S.$60 thousand at September 30, 2006), due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04 and obtained a favorable resolution from the Civil Court. However, Valdivia’s Department of Health Services judicially appealed the resolution in the Court of Appeals of Valdivia. The matter is currently in progress.

4)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$48 thousand at September 30, 2006), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

5)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$60 thousand at September 30, 2006), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

6)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$84 thousand at September 30, 2006). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress.

7)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate)(U.S.$144 thousand at September 30, 2006) . This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

8)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office.

9)	On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia for environmental harm and indemnities. The Company filed its response, and the matter is currently in progress.

10)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$288 thousand at September 30, 2006). The Company has appealed the decision, and the matter is currently in progress.

11)	On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project. The proceeding is currently pending resolution.

12)	On June 3, 2006, Wladimir León Falfán and others commenced a proceeding against the COREMA of the Tenth Region seeking to stop the Valdivia Plant from discharging certain compounds, thus revoking what was authorized by Resolution 377 and Resolution 461 (both from the year 2005) by the COREMA. Arauco has joined the proceeding which is currently ongoing in the Court of Appeals of Puerto Montt.

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$60 thousand at September 30, 2006).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

2)	On June 7, 2005, individuals and associations related to small-scale fishers in Laraquete and Arauco filed a criminal complaint in Warranty Court for violation of Article 136 of the Fishing Law relating to potential harm to the fishing resources in the area of the Arauco Plant. The investigation is in progress in the District Attorney’s office.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Itata Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress

2)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. The proceeding is currently in progress.

3)	On April 10, 2006, the Company was notified of a protection proceeding filed by Mr. Víctor Alejandro Beltrán Flores. The protection proceeding requests certain security and prevention measures that would guarantee the life and physical integrity of employees working on the construction of the Nueva Aldea pulp mill. The protection proceeding was rejected by the Appeal Court of Valdivia.

4)	In connection with the accident that occurred at the Nueva Aldea Plant, which is referenced in section C.2 above, the office of the state prosecutor of Quirihue commenced an investigation, which is currently in progress.

5)	On February 20, 2006 the National Environmental Commission (CONAMA) approved a Resolution on Environmental Qualification of the Project of the Construction of the submarine emissary for discharges of industrial waste fluids into the ocean. In March 2006, several appeals were filed against the Resolution on Environmental Qualification by individuals who participated in the development of the Environmental Impact Study. On May 31, 2006, the Company informed the CONAMA of the appeals, which are currently in progress.

6)	On August 9, 2006, Gladis Lucinda Vergara Fernández commenced a protection proceeding with the Court of Appeals of Chillán against Celulosa Arauco y Constitución S.A. and Empresa de Ferrocarriles del Estado claiming that certain construction jobs related to the construction of the Effluent Conduction and Sea Discharge System of the CFI Nueva Aldea were carried out on her property without her authorization. On October 11, 2006, the Court rejected the claim. This decision may be appealed before the Supreme Court.

7)	On September 20, 2006, the company was notified of a protection proceeding presented before the Court of Appeals of Chillán by Omar Felipe Rebolledo Sáez against Besalco Construcciones S.A. and Celulosa Arauco y Constitución S.A. The proceeding is presented in connection with the construction jobs related to the Effluent Conduction and Sea Discharge System of CFI Nueva Aldea, which, according to the claims, infringed upon the property rights of the claimant. The proceeding is ongoing.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

8)	On September 14, 2006, Jeannette Roso Calvet Tapia commenced a protection proceeding before the Court of Appeals of Chillán against Celulosa Arauco y Constitución S.A. claiming that the pulp plant of Nueva Aldea should retain the industrial residual liquid discharges in the River Itata until the Effluent Conduction and Sea Discharge System of the CFI Nueva Aldea is fully functional. As required by the ongoing proceeding, Arauco presented a report to the Court.

9)	On September 14, 2006, María Antonieta Vera Arriagada commenced a protection proceeding before the Court of Appeals of Chillán against Besalco S.A., Celulosa Arauco y Constitución S.A., Empresa de Ferrocarriles del Estado and any other entity determined to be causing the acts referenced in the proceeding. The proceeding claims that the construction works of the Effluent Conduction and Sea Discharge System of the CFI Nueva Aldea are infringing constitutional property rights. Arauco was recently notified of this proceeding, for which it shall present the corresponding report to the court.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)	On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines.

2)	According to the Inspection Act Nº 235 of September 25, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the company, investigating whether the monitoring system for TRS gases from their clay ovens and boilers has the necessary Sanitary Authority approval required by DS 167. The company presented its responses, following the investigatory proceedings.

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Pulp Plant of Licancel:

1)	According to Inspection Act Nº 670 of September 14, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the company, investigating whether the monitoring system for TRS gases required by DS 167 has the required approval. The company appropriately presented its responses, following the investigatory proceedings.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$113,365 thousand (U.S.$211 thousand), and have been recorded in the consolidated financial statements.

As of September 30, 2006, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Restrictions

Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with JPMorgan Chase (Argentine Collateral Trust), must comply with the following ratios:

(i) the total financial liabilities (excluding JPMorgan Chase’s debt) must not be greater than 65% of its shareholders’equity plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with JPMorgan Chase cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of September 30, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended September 30, 2005 and 2006 are as follows:

September 30, 2005	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2004	347,551	5,625	1,459,746	1,686,520	(86,833)	590,444	4,003,053
Prior year income allocation	—	—	—	590,444	—	(590,444)	—
Dividends paid	—	—	—	(225,895)	86,833	—	(139,062)
Forestry reserve	—	—	(131,212)	—	—	—	(131,212)
Forestry reserve of consolidated subsidiaries	—	—	(1,495)	—	—	—	(1,495)
Conversion adjustment related to subsidiaries	—	—	5,912	—	—	—	5,912
Interim dividends	—	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	350,682	350,682

Balance as of September 30, 2005	347,551	5,625	1,332,951	2,051,069	—	350,682	4,087,878

September 30, 2006	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2005	347,551	5,625	1,475,904	2,051,069	(69,343)	438,296	4,249,102
Prior year income allocation	—	—	—	438,296	—	(438,296)	—
Dividend paid	—	—	—	(172,335)	69,343	—	(102,992)
Forestry reserve	—	—	(135,453)	—	—	—	(135,453)
Forestry reserve of consolidated subsidiaries	—	—	(1,378)	—	—	—	(1,378)
Conversion adjustment related to subsidiaries	—	—	(1,959)	—	—	—	(1,959)
Interim dividends	—	—	—	—	—	—	—
Net income for the period	—	—		—	—	430,513	430,513

Balance as of September 30, 2006	347,551	5,625	1,337,114	2,317,030	—	430,513	4,437,833

The number of shares authorized, issued and outstanding as of September 30, 2005 and 2006 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Reimbursement of customs duties	3,294	3,874
Rental income	511	513
Insurance recoveries	731	337
Sale of materials and others	68	72
Gain on sale of fixed assets	371	54
Other income	2,177	2,791

Total other non-operating income	7,152	7,641

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Other depreciation and amortization	435	438
Write-off of damaged forest	189	533
Donations	200	323
Project expenses	1,229	1,136
Provision for uncollectible accounts receivable	391	621
Legal expenses	101	134
Taxes	3,919	2,681
Sales expenses adjustment for the previous year	1,761	—
Other services and fees	9	23
Fine, readjustment and interests	—	2,766
Other expenses	2,540	2,517
Indemnities	27	136

Total other non-operating expenses	10,801	11,308

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Alto Paraná S.A.	187	184
Forestal Arauco S.A.	1,691	1,701
Forestal Cholguán S.A.	4,633	4,829
Controladora de Plagas Forestales S.A.	237	215
Forestal Los Lagos S.A.	5,334	4,753
Flooring S.A.	—	(150)

Total	12,082	11,532

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of September 30,
	2005 ThU.S.$	2006 ThU.S.$
Alto Paraná S.A.	(13)	(11)
Forestal Arauco S.A.	(70)	(56)
Forestal Cholguán S.A.	(152)	(137)
Controladora de Plagas Forestales S.A.	(28)	(27)
Forestal Los Lagos S.A.	(44)	188
Flooring S.A.	—	57

Total	(307)	14

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the periods ended September 30, 2006 and 2005, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

From other administrative authorities

Sanctions received during 2006:

a)	The Company

1)	Through Exempt Resolution No. 689 dated November 8, 2005, COREMA commenced a proceeding to determine Arauco’s responsibility and possible sanctions with regard to atmospheric emissions of sulfur dioxide.

Arauco appeared before the COREMA on November 23, 2005. Through Exempt Resolution No. 60 dated January 30, 2006, COREMA sanctioned the Company with a warning.

2)	On October 13, 2004, Arauco’s Department of Health Services (currently known as the Ministerial Regional Secretary of the Bío Bío Region) commenced a sanitary proceeding due to a industrial waste fluids discharge occurring on that same date. By resolution dated March 22, 2006 the Secretary fined the Company 600 UTM (U.S.$36 thousand at September 30, 2006).

3)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding as a result of an incident at the Nueva Aldea plant involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales S.A. to radiation while handling radioactive equipment owned by a subcontractor of Echevarría Izquierdo Montajes Industriales S.A. The Company presented to the Health SEREMI all requested documentation. Through Resolution 2810, de 29.06.2006, the Health SEREMI sanctioned various companies including Arauco, which was fined 300UTM (U.S.$18 thousand at September 30, 2006). Arauco filed an appeal before the Concepción court and the appeal is currently in progress.

4)	According to the Inspection Act Nº 235 of September 25, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the Company, investigating whether the monitoring system for TRS gases from their clay ovens and boilers has the necessary Sanitary Authority approval required by DS 167. The company presented its responses, following the investigatory proceedings.

5)	According to Inspection Act Nº 670 of September 14, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the Company, investigating whether the monitoring system for TRS gases required by DS 167 has the required approval. The Company presented its responses, following the investigatory proceedings.

6)	According to Resolution Nº 699 of August 8, 2006, the Employment Director santioned de Valdivia Plant of Celulosa Arauco y Constitución S.A. with a fine equal to 30 UTM (U.S.$1.8 thousand at September 30, 2006) for not maintaining its Internal Regulations of Order, Hygiene and Safety up to date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

b)	Alto Paraná S.A.

In connection with an ongoing Integral Fiscal Inspection initiated by the Federal Administration of Public Revenues of Alto Paraná S.A., it was communicated through Form F8400/L 002 Nº059851 of 28-06-06 that the payments made by the company between and including the years 2001 and 2004 to certain external beneficiaries as fees and expenses having a direct link to operations carried out by Alto Paraná S.A. in connection with the issuance of negotiable obligations constituted technical and financial consulting fees and should have been treated as a source from Argentina and consequently, the corresponding tax withholding on income and the applicable value added tax had been omitted.

The Company has been invited to voluntarily ratify or rectify this position.

As of August 7, 2006 the payments have been made as compensatory capital and interest, the latter calculated on the aforementioned date, in an amount of AR$6,974,825.62 (equal to US$2,272,670.46 on September 30, 2006). The Federal Administration of Public Revenues was notified of the decision to make payment and to proceed to rectify the corresponding declarations which does not, however, imply consent or admission by the company as to the nature of the services obtained externally, as to the nature of the fiscal framework or its use, or as to the supposed omission imputed to the company. Instead, the payments are the result of an analysis by the company of the normative, doctrinal and judicial framework, the anticipated long and costly litigation proceeding and the alternative of making voluntary payment in order to reduce or eliminate the fees and avoid legal fees and costs.

Sanctions received during 2005:

a)	The Company

1)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution dated March 15, 2005, COREMA resolved to sanction the Company with an 800 UTM fine (U.S.$48 thousand at September 30, 2006). Arauco appealed that sanction on March 31, 2005, previous payment of 10% of the total claimed. The case is currently in progress.

2)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA decided to sanction the Company with a 1,400 UTM (U.S.$84 thousand at September 30, 2006) fine. Arauco appealed that sanction, previous payment of 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

3)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTM (U.S.$12 thousand at September 30, 2006). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, the matter is currently in progress.

4)	Through a Fiscal Decision dated January 3, 2005, supplemented by a Fiscal Decision dated April 25, 2005, the Navy Administrative Authority of Talcahuano decided that, due to the industrial waste fluids discharge on October 13, 2004, the Company should be fined an amount equivalent to 7,500 gold pesos which was confirmed, through Resolution 12655/129, dated September 15, 2005, by the Navy Administrative Authority.

5)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Itata Forestry Industrial Complex, due to certain differences in capacity, size and other features of some units of the complex as compared to those established by the original Resolution of Environmental Qualification authorizing the construction. The Company filed an appeal on February 16, 2005. Nevertheless, through Resolution 256 dated September, 13, 2005 Arauco was fined 200 UTM (U.S.$12 thousand at September 30, 2006).

6)	Through Resolution No. 292 dated May 2, 2005, COREMA resolved to commence sanction proceedings against the Valdivia Plant for alleged violations of the parameters for industrial fluid waste. On May 13, 2005, the Company filed its response. Through resolution No. 378, dated June 7, 2005, COREMA resolved to sanction the Company with a fine equivalent to 200 UTM (U.S.$12 thousand at September 30, 2006).

7)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent of Sanitary Services resolved to sanction the Company with a fine of 400 UTA (U.S.$287.9 thousand at September 30, 2006). The Company has appealed the fine, and the matter is currently pending.

8)	Through resolution dated April 22, 2005, the Health SEREMI fined Arauco 1,000 UTM (U.S.$60 thousand at September, 2006) due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. Rol 785-2005, which is currently under process of notification, due to the nullification of the first notification sent to the entity that placed the sanctioning resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

9)	The Health Service of Valdivia fined Arauco 400 UTM (U.S.$24 thousand at September 30, 2006) due to a fatal accident involving an employee of Salfa Montajes S.A. who was working for the Company on the Valdivia project. The fine was appealed, and consequently, on June 10, 2005 the Civil Court of Valdivia, through case No. 879-2004, determined that the Company was not responsible and cancelled the fine. The Health Service appealed the decision to the Court of Appeals of Valdivia. On October 6, 2005, the Court of Appeals of Valdivia affirmed the lower court’s decision. The Health Service has appealed this decision with the Supreme Court, through case No. 5,837-2005, which was rejected on March 29, 2006.

b)	Paneles Arauco S.A.

Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No. 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to Nueva Aldea’s Forestry Industrial Complex. The Company has filed an appeal. Nevertheless, through Exempt Resolution No. 257 dated September 13, 2005, COREMA resolved to sanction Arauco with a warning.

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the periods ended September 30, 2005 and 2006 were U.S.$ 2,379 thousand and U.S.$ 1,873 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each period are shown below.

	As September 30,
	2005 ThU.S.$	2006 ThU.S.$
Stamp tax	4,520	3,647
Underwriters commission	5,760	4,901
Risk evaluation	51	40
Printing costs	75	59
Legal advice	1,784	1,569
Repayment of bonds	2,823	2,349
Other	278	228

Total bond issue costs	15,291	12,793

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Property, plant and equipment investment	U.S.$	5,00 million	2006
Pulp mill Investment project	U.S.$	95,00 million	2006
Pulp mill Investment project	U.S.$	39,30 million	2007
Pulp mill Investment project	U.S.$	4,70 million	2008
Nueva Aldea (formerly named the Itata Mill) construction project	U.S.$	30,10 million	2006

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended September 30, 2006.

•	Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$35.8 million (U.S.$6.4 million in 2005). Estimated future cost: U.S.$58.8 million (U.S.$20.8 million in 2005).

•	Payment related to environmental protection as a consequence of the Nueva Aldea Project (formerly named the Itata Mill project). Spent: U.S.$7.4 million (US$14.2 million in 2005). Estimated future cost: U.S.$0.9 million. (US$9.5 million in 2005).

•	Payment related to the construction of ducts for the discharge of effluents in the Nueva Aldea Mill, the Valdivia Mill and the Constitución Mill. Spent: US$25.4 million. Estimated future cost: US$23.7 million.

•	Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$1.9 million (U.S.$214thousand in 2005). Estimated future cost: U.S.$2.0 million (U.S.$66 thousand in 2005).

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and September 30, 2006 these subsidiaries paid U.S.$244 thousand (U.S.$167thousand in 2005) in relation to the system and anticipate that an additional U.S.$187 thousand (U.S.$70thousand in 2005) will be spent.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

28.	SUBSEQUENT EVENTS

On October 11, 2006, the purchase of the shares of Forestal Bío Bío S.A. by Fondo de Inversión Bío Bío was subscribed. As a result of the above, Forestal Arauco S.A.’s option to buy those shares is no longer in effect. Subsequently, the contracts for the sale of wood and future sales of land and growing forests of Forestal Bío Bío S.A. were subscribed by Celululosa Arauco y Constitución S.A. and will be managed by Forestal Arauco S.A., which companies were in an agreement to such effect with the Fondo de Inversión.

On October 11, 2006, the subsidiaries Aserraderos Arauco S.A. and Forestal Arauco S.A., acquired non-forrest assets (payables) from Forestal Bío Bío S.A. for an amount of approximately US$10.3 million and US$ 3.0 million, respectively.

On October 12, 2006, the subsidiary Aserraderos Arauco S.A. acquired the shares of Norwood S.A. for US$ 4.7 million.

No other event has occurred since September 30, 2006 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Matías Domeyko C.
Controller	Chief Executive Officer

Interim Review

KEY FIGURES

US$ Million	Q3 2005	Q2 2006	Q3 2006	Q3/06 vs Q3/05	Q1-Q3 2005	Q1-Q3 2006	Q1-Q3 06 vs Q1-Q3 05
Sales	609	689	687	12.9%	1,743	2.016	15.7%
Gross Margin	291	342	360	23.7%	885	999	12.8%
Operating income	152	213	229	50.2%	531	611	15.0%
EBITDA*	209	271	285	35.9%	698	791	13.3%
Net income	102	155	163	59.8%	351	431	22.8%
CAPEX	160	261	173	8.1%	676	586	-13.3%
Net Financial Debt	1,851	2,131	2,144	15.8%	1,851	2,144	15.8%
Capitalization**	6,342	6,663	6,749	6.4%	6,342	6,749	6.4%
EBITDA Margin	34.4%	39.4%	41.4%		40.0%	39.2%
ROCE	7.4%	10.3%	11.0%		8.7%	9.8%

*	EBITDA = Operating Income + Depreciation + Stumpage

**	Capitalization = Financial Debt + Equity

2	3	6	7	8	9
Summary	Consolidated Income Statement Analysis	Consolidated Balance Sheet Analysis	Key Ratios	Third Quarter Events	Financial Statements

Interim Review | Q3 Results	October 26th, 2006

Summary of Third Quarter Results

•	Arauco’s net consolidated income for the third quarter of 2006 reached US$163 million, an increase of 59.8% compared to the U.S.$102 million obtained in the third quarter of 2005. This increase in consolidated net income is primarily due to an increase in operating income and a decrease in interest expense.

•	Arauco’s consolidated sales reached U.S.$687 million during the third quarter of 2006, an increase of 12.9% over the U.S.$609 million obtained in the third quarter of 2005. The increase in consolidated sales is the result of a strong growth in sales of pulp, followed by sawn timber and panels sales.

•	Third quarter consolidated EBITDA reached US$285 million, an increase of 35.9% compared to the U.S.$209 million for the same period of 2005. This increase is the result of higher sales of pulp, sawn timber and panels.

•	During the third quarter of 2006 capital expenditures were US$173 million, an increase of 8.1% compared to the U.S.$ 160 million for the same period of 2005. This increase is mainly explained by the acquisition of forestry assets in Brazil.

2

Interim Review | Q3 Results	October 26th, 2006

CONSOLIDATED INCOME STATEMENT ANALYSIS

Arauco revenue summary, Q3 2005 – Q3 2006

Arauco Quarterly Sales (U.S.$ million)	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06
Pulp Division	245	241	261	289	299
Sawn Timber Division	158	176	174	181	178
Panels Division	160	179	168	183	179
Forestry Division	25	15	20	19	18
Others	20	19	18	17	14

Total	609	631	640	689	687

Arauco’s consolidated sales for the third quarter of 2006 reached U.S.$687 million, an increase of 12.9% over the U.S.$609 million obtained in the third quarter 2005 (Figure 1). The increase in consolidated sales is explained by the strong growth in sales of pulp and sawn timber followed by an increase in sales of panels.

Compared to the U.S.$689 million obtained in the second quarter of 2006, consolidated sales were a 0.2% lower as a result of a reduction in sales of panels (Figure 2).

The breakdown of sales by product of the third quarter is presented in Figure 3.

Pulp Division Sales

Pulp sales reached U.S.$299 million during the third quarter of 2006, a 21.9% increase compared to the same quarter of the previous year. This growth in sales was principally due to a 21.7% increase in average price.

Compared to the U.S.$289 million for the second quarter of 2006, pulp sales increased by 3.4%. This growth in sales was due to an increase in average prices of 7.7%, partially offset by a 4.0% decrease in sales volume.

The increase in pulp prices is mainly explained by a strong demand coming from China, country that has had an average growth of its GDP of 10% during this year, prompting the consumption of industrial commodities.

The improve in pulp prices can also be explained by a decrease in market pulp supply after the closure of pulp mills in North America due to higher costs of production and by a delay in the commencement of new pulp mills projects in South America.

Sawn Timber Division Sales

During the third quarter of this year sales of sawn timber reached U.S.$178 million, an increase of 12.6% from the U.S.$158 million for the third quarter of 2005. The main reason for the increase in sales of sawn timber was an increase in average prices of 12.0%, partially offset by lower sales volume of 3.4%. This positive event can be explained due to better prices for mouldings in the US market as well as sawn timber prices in the Latin-American market.

Sawmill sales decreased by 1.9% from U.S.$181 in the second quarter of 2006 to U.S.$178 million during the third quarter. This variation was principally due to lower sales volume of 0.2%.

3

Interim Review | Q3 Results	October 26th, 2006

CONSOLIDATED INCOME STATEMENT ANALYSIS

Panels Division Sales

During the third quarter of 2006, sales of panels reached US$179 million, a growth of 11.8% compared with the third quarter of 2005. This increase in sales is principally due to an increase in average prices of 6.9% driven by an increase in prices of MDF and HB, and a growth in sales volume of 4.5% due to the consolidation of revenues from our October 2005 acquisition in Argentina (Faplac), as well as the consolidation of the operations of our Nueva Aldea plywood mill in Chile.

Panel sales decreased 2.2% in the third quarter of this year compared to the U.S.$183 million in second quarter of 2006. This is mainly explained by lower sales volume of 2.2%.

Operating Income

Operating Income increased by 50.2% to U.S.$229 million in the third quarter of 2006 from the U.S.$152 million obtained in the third quarter of 2005. This positive impact is mainly due to a 12.9% increase in consolidated sales, explained by higher sales of pulp and sawn timber due to a strong improvement in market prices for these two products. Another fact that helped to improve operating income, was a reduction in selling and administrative expenses of 5.4%. This increase was partially offset by a 2.9% increase in cost of sales, mainly explained by an increase in sales volume of panels.

Compared to the U.S.$213 million obtained in the second quarter of 2006, operating income in third quarter of 2006 increased by 7.6%. This increase is principally due to an increase in average price of pulp by 7.7% and to a decrease in cost of sales of 5.6%, explained by a reduction in sales volume of our main products.

Net Income

Net Income for the third quarter of 2006 reached U.S.$163 million (Figure 4), an increase of 59.8% compared to the U.S.$102 million for the third quarter of the previous year. This increase is the result of higher sales of pulp, sawn timber and panels, a decrease of 18.3% in interest expense and lower selling and administrative expenses. The reduction in interest expense was caused mainly by the payment of the principal of our 6.95% Notes due in September 2005.

Compared to the U.S.$155 million obtained in the second quarter of 2006, Consolidated Net Income increased by 4.8% (Figure 5). This increase in consolidated net income is mainly explained by a higher average price of pulp of 7.7% and by a decrease in cost of sales of 5.6%, driven by lower sales volume.

4

Interim Review | Q3 Results	October 26th, 2006

CONSOLIDATED INCOME STATEMENT ANALYSIS

EBITDA

Consolidated third quarter of 2006 EBITDA reached U.S.$285 million, an increase of 35.9% compared to the U.S.$209 million for the same period of 2005 (Figure 6). This increase in consolidated EBITDA is principally due to a growth in operating income of 50.2%. The main contributions for this increase in EBITDA came from the Pulp division which grew 47.1% followed by the Forestry, Panel and Sawn Timber Divisions with a growth of 28.2%, 23.5% and 30.5% respectively.

Consolidated EBITDA for this quarter was 4.9% higher than the U.S.$271 million EBITDA for the previous quarter (Figure 7). The explanation for this positive effect was an increase of 7.6% in operating income, principally due to higher market prices of pulp which were 7.7% over the average for the previous quarter. The pulp division was the principal contributor to the increase in consolidated EBITDA when compared to the previous quarter, with a growth in EBITDA of 7.6%.

Production

Production volume during the third quarter of 2006 increased 18.9% in sawn timber, 16.3% in panels, and 15.4% in pulp as compared with the third quarter of 2005 (Figure 8).

The increase in sawn timber was mainly due to the consolidation of operations of our Nueva Aldea Saw Mill and to the recent acquisition of the Lomas Coloradas Saw mill from CBB S.A. in the Eight Region of Chile. Panels production increased principally due to the consolidation of operations of our Nueva Aldea Plywood Mill and our October 2005 acquisition of the Faplac Mill (PBO) in Argentina.

Pulp production increased due to the normal operation of the Valdivia mill during the third quarter of 2006 compared with the same period of 2005 when it stopped its operations in June 8th for 64 days, affecting the production during that quarter.

Compared to the previous quarter, production increased 10.0% in sawn timber, 1.7% in pulp and decreased 0.7% in panels. The increase in sawn timber production was mainly due to a strong demand in our principal markets and the acquisition of the Lomas Coloradas Saw Mill.

5

Interim Review | Q3 Results	October 26th, 2006

CONSOLIDATED BALANCE SHEET ANALYSIS

Assets

Current assets reached U.S.$1,429.1 million as of September 30, 2006, a 2.4% decrease compared to the third quarter of 2005 as a result of a decrease in Marketable Securities, partially offset by an increase in Account Receivables and Inventories. Compared to the U.S.$1,329.7 million for the second quarter of 2006, current assets increased 7.5%. This positive effect on current assets is mainly explained by a increase in Account Receivables and Inventories, partially offset by an decrease in Marketable Securities.

Fixed assets reached U.S.$5,745.0 million as of September 30, 2006, a 10.3% increase compared to the third quarter of 2005. This increase in fixed assets was the result of an increase in Machinery and Equipment, in Forest and in Ongoing Constructions due to the construction of the Nueva Aldea Pulp Mill.

Fixed assets also increased 0.6% compared to the second quarter of 2006. This is mainly explained by an increase in Ongoing constructions due to the final stage of the Nueva Aldea Pulp Mill Project.

Liabilities

FINANCIAL DEBT

US$ million	Q3 2005	Q2 2006	Q3 2006
Short term Debt	4.0	65.2	40.2
Short-term portion of long-term debt	32.3	157.8	172.9
Long term financial debt	2,218.0	2,113.4	2,098.0

TOTAL FINANCIAL DEBT	2,254.3	2,336.4	2,311.0

Cash & equivalents	403.1	205.3	167.3

NET FINANCIAL DEBT	1,851.2	2,131.2	2,143.7

Total Current Liabilities reached U.S.$527.4 million during the third quarter of 2006, an increase of 89.0% compared to the U.S.$279 million for the third quarter of 2005, mainly due to an increase in the Current portion of long-term Bank Borrowings and Current Bank Borrowings

Compared to the U.S.$487.4 million in the second quarter of 2006, current liabilities increased 8.2%. This increase is mainly explained by the issuance of short term pre-export financing.

Long term liabilities reached U.S.$2,279.2 million during this quarter, a decrease of 4.2% compared to the U.S.$2,379.6 million for the third quarter of 2005, mainly due to a decrease in Long-term Bank Borrowings as a result of the movement to Current portion of long-term Bank Borrowings of U.S.$100 million of the APSA notes.

Compared to the previous quarter, Long term liabilities decreased 0.2%.

Shareholders Equity

Arauco’s shareholders equity grew by 8.6%, from U.S.$4.1 billion for the third quarter of 2005 to U.S.$4.4 billion during the third quarter of 2006, as a result of an increase in Retained Earnings.

6

Interim Review | Q3 Results	October 26th, 2006

Main Financial Ratios of Arauco:

FINANCIAL RATIOS

	Q3/05		Q2/06		Q3/06
Profitability
Gross margin	47.7%		49.6%		52.3%
Operating margin	25.0%		30.9%		33.3%
EBITDA margin	34.4%		39.4%		41.4%
ROA (EBIT / Average Total Assets)	8.9%		12.0%		12.7%
ROCE (EBIT (1—tax rate) / Average Total Capitalization)	7.4%		10.3%		11.0%
ROE (Net Income / Average Equity)	10.0%		14.4%		14.8%

Leverage
Interest Coverage Ratio (EBITDA / Net Interest)	6.6	x	9.6	x	10.5	x
Interest Coverage Ratio (EBITDA / Gross Interest)	5.1	x	7.7	x	8.4	x
Average Net Financial Debt / EBITDA	2.3	x	1.9	x	1.9	x
Total financial debt / Total Capitalization	35.5%		35.1%		34.2%
Net financial debt / Total Capitalization	29.2%		32.0%		31.8%
Total financial debt / Equity	55.1%		54.0%		52.1%
Net financial debt / Equity	45.3%		49.3%		48.3%

Key Exchange Rates for the U.S. Dollar (closing rate)

	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06
One U.S. Dollar is
CLP	529.2	512.5	526.2	539.4	537.0
ARS	2.909	3.030	3.081	3.086	3.104
BRL	2.228	2.336	2.164	2.165	2.169
EUR	1.203	1.185	1.212	1.279	1.267

7

Interim Review | Q3 Results	October 26th, 2006

Third Quarter Events

In July, 2006, Arauco acquired forest and land in Brazil.

This investment of U.S.$36 million involves 11,000 hectares of land and plantations, most of them elliotti pine. This acquisition will increase the supply capacity for our MDF and PBO mills in Brazil.

On August 30th, 2006, Nueva Aldea Pulp Mill initiated its production.

Arauco initiated on August 30th, the start up process of production of the Nueva Aldea Pulp Mill in the province of Ñuble, 8th Region of Chile. This start-up process will last around nine months, during which pulp production will be gradually increased until reaching an annual production capacity of 856.000 tones.

The Nueva Aldea Industrial Complex required an investment of US$1.400 million and will generate exports for more than US$600 million per year.

The pulp mill produced its first 2,500 Adt of BHKP during September. Today, it is producing only BHKP and both lines are operating normally. Nueva Aldea is planning to start producing BSKP in a couple of weeks.

8

Interim Review | Q3 Results	October 26th, 2006

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	Q1-Q3 2006	Q1-Q3 2005	FY 2005
Net Sales	2,015.9	1,742.7	2,373.6
Cost of sales	-1,017.0	-857.3	-1,219.8
Gross profit	998.8	885.4	1,153.8
Selling and adminitrative expenses	-387.9	-354.2	-486.7

Operating income	610.9	531.2	667.0

Interest Income	21.4	22.6	31.5
Income on investments in related companies	5.5	6.0	7.2
Other non operating income	7.6	7.2	9.9
Loss on investments in related companies	0.0	0.0	0.0
Goodwill Amortization	-2.1	-2.6	-3.4
Interest expense	-105.8	-115.2	-150.4
Other non operating expenses	-11.3	-10.8	-16.5
Price-level restatement	-0.1	0.5	0.8
Foreign exchange gains (losses)	8.2	-4.0	-5.7

Non-operating income	-76.6	-96.5	-126.6

Income before taxes and extraordinary items	534.3	434.7	540.4
Income taxes	-107.2	-87.7	-107.4
Extraordinary Items	0.0	0.0	0.0
Income before minority interest and negative goodwill amortization	427.1	347.0	432.9
Minority interest	0.0	-0.3	-0.1
Net income after minority interest	427.1	346.7	432.9
Negative goodwill amortization	3.4	4.0	5.4

Net income for the period	430.5	350.7	438.3

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

9

Interim Review | Q3 Results	October 26th, 2006

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

US$ Million	´30/09/2006	´30/09/2005	FY 2005
Cash & cash equivalents	167.3	403.1	336.8
Account receivables	425.1	331.1	303.9
Inventories	611.6	526.6	609.1
Other current assets	225.1	203.0	213.7

Total Current Assets	1,429.1	1,463.8	1,463.6

Forest	2,266.4	2,115.6	2,221.3
Property, plant and Equipment	4,525.5	4,080.2	4,325.1
Other Fixed Assets	1,169.5	1,008.8	1,020.6
Depreciation	-2,216.4	-1,998.3	-2,076.2

Total Fixed Assets	5,745.0	5,206.4	5,490.9

Total Other Assets	81.8	88.4	77.0

TOTAL ASSETS	7,255.9	6,758.6	7,031.5

Short-term debt	213.1	36.3	156.0
Accounts payable	168.7	136.1	168.9
Other current liabilities	145.6	106.5	106.2

Total Current Liabilities	527.4	279.0	431.1

Long-term bank borrowings	415.5	535.5	497.1
Long-term bonds	1,682.5	1,682.5	1,682.5
Other long term liabilities	181.2	161.6	158.8

Total Long Term Liabilities	2,279.2	2,379.6	2,338.3

Minority Interest	11.5	12.1	12.9

Total Shareholder’s Equity	4,437.8	4,087.9	4,249.1

TOTAL LIABILITES & SHAREHOLDER’S EQUITY	7,255.9	6,758.6	7,031.5

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

10

Interim Review | Q3 Results	October 26th, 2006

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	Q1-Q3 2006	Q1-Q3 2005	FY 2005
Net income (loss) for the period	430.5	350.7	438.3
Results on sales of assets	-0.1	-0.4	-0.6
Depreciation	128.0	119.9	165.1
Charges (credits) to income not affecting cash flow	30.7	41.5	61.7
Changes in assets. affecting cash flow	-300.6	-106.0	-245.4
Changes in liabilities. affecting cash flow	255.6	198.5	382.3
Profit (loss) of minority interest	-0.0	0.3	0.1

Net cash provided by (used in) operating activities	544.2	604.5	801.4

Debt issuance	419.4	558.9	710.8
Debt repayment	-431.4	-321.6	-445.1
Dividends Paid	-102.9	-136.0	-207.7
Others	-0.1	-3.3	-3.4

Net cash provided by (used in) financing activities	-114.9	98.0	54.6

Capital Expenditures	-585.6	-675.7	-910.4
Other investment cash flow	-22.0	35.8	47.7

Net cash provided by (used in) investing activities	-607.6	-639.8	-862.8

Total positive (negative) cash flow of the period	-178.3	62.6	-6.8

Effect of inflation on cash and cash equivalents	8.0	-10.9	-11.3
Net increase (decrease) in cash and cash equivalents	-170.3	51.8	-18.1
Cash and cash equivalents at beginning of the period	338.5	356.6	356.6

Cash and cash equivalents at end of the period	168.2	408.4	338.5

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

Figures for the Arauco’s operations in Chile and its consolidated international operations were prepared in accordance with Chilean generally accepted accounting principles (Chilean GAAP).

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, that could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S.$” are to United States dollars.

Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Contact:

Felipe Hartwig	Maria José Ibaceta
felipe.hartwig@arauco.cl	mariajose.ibaceta@arauco.cl
Phone: (56-2) 461 7494	Phone: (56-2) 461 7283

Fax: (56-2) 461 75 41 www.arauco.cl

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: November 9, 2006	By:	/s/ MATIAS DOMEYKO C.
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer